EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
and to Combined Fixed
Charges and Preferred
Stock Dividends

	For the year ended December 31,					For the 6 months ended June 30,
	1999	2000	2001	2002	2003	2004
Earnings:
pretax earnings (loss) from continuing operations before minority interest or equity in earnings (1)	$(26,734)	$(25,085)	$(5,282)	$(35,237)	$3,458	$(7,736)
fixed charges	44,060	49,904	4,852	9,587	17,943	7,270
distributed income of equity investees	—	—	89	292	386	286

Total earnings (loss) before fixed charges	17,326	24,819	(341)	(25,358)	21,787	(180)

Fixed charges:
interest expense, including amortization of deferred financing costs	—	1,076	4,239	7,231	11,017	3,980
estimate of interest expense in lease commitments	44,060	48,828	613	2,356	6,926	3,290

Total fixed charges	44,060	49,904	4,852	9,587	17,943	7,270

Ratio of earnings to fixed charges	deficiency	deficiency	deficiency	deficiency	1.21	deficiency
Deficiency to fixed charges	26,734	25,085	5,193	34,945	—	7,450
Preferred stock dividends(2)	—	232	1,160	1,105	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	deficiency	deficiency	deficiency	deficiency	1.21	deficiency
Deficiency to combined fixed charges and preferred stock dividends	$26,734	$25,317	$6,353	$36,050	$9,785	$7,450

(1)	Includes gain on refinancing of $13,629 in 2003 and conversion incentive payments of $7,307 for convertible notes and preferred stock in 2002.

(2)	Preferred stock dividend and accretion divided by 1 minus tax rate.